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SEC FILE NUMBER
001-39396
CUSIP NUMBER
71531R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Pershing Square Tontine Holdings, Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

787 Eleventh Avenue, Ninth Floor

Address of Principal Executive Office (Street and Number)

New York, NY, 10019

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Pershing Square Tontine Holdings, Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) on or prior to May 17, 2021 without unreasonable effort and expense.

The Company has historically accounted for its distributable redeemable warrants, sponsor warrants, director warrants, forward purchase agreement and director forward purchase agreement as equity. On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for warrants. The Company is currently evaluating the extent of the SEC Statement’s impact on its financial statements, including its financial statements as of and for the fiscal quarter ended March 31, 2021 to be included in the Form 10-Q, and its financial statements as of and for the year ended December 31, 2020 included in its Annual Report on Form 10-K. The Company is further evaluating the impact of the SEC Statement on its internal controls over financial reporting related to accounting for its distributable redeemable warrants, sponsor warrants, director warrants, forward purchase agreement and director forward purchase agreement.

The Company currently expects to file the Form 10-Q for the fiscal period ended March 31, 2021 within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Gonnella	(212)	813-3700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Michael Gonnella
Name: Michael Gonnella Title: Chief Financial Officer